As filed with the Securities and Exchange Commission on April 27, 2018

Securities Act Registration No.  333-209946
Investment Company Act Registration No. 811-21462

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☑	POST-EFFECTIVE AMENDMENT NO. 10

and/or

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑	AMENDMENT NO. 78

Tortoise Energy Infrastructure Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211
(913) 981-1020

Agent for Service

P. Bradley Adams
11550 Ash Street, Suite 300
Leawood, Kansas 66211

Copies of Communications to

Steven F. Carman, Esq.
Rebeca C. Taylor, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
(816) 983-8000

Approximate Date of Proposed Public Offering:  From time to time after the effective date of the Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

Tortoise Energy Infrastructure Corporation (“Registrant”)
Contents of Registration Statement

This Post-Effective Amendment consists of the following:

1. Facing sheet of the Registration Statement.
2. Part C of the Registration Statement (including signature page).
3. Exhibits (h.12 and 1.2) filed pursuant to Item 25 of the Registration Statement.

Parts A and B of the Registrant’s Post-Effective Amendment No. 9 Registration Statement on Form N-2 (No. 333-209946), filed on April 18, 2018, are incorporated by reference herein and this Post-Effective Amendment is being filed for the purpose of filing two exhibits to the Registration Statement on Form N-2.

PART C — OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1. Financial Statements:

The Registrant’s audited financial statements dated November 30, 2017, notes to such financial statements and report of independent registered public accounting firm thereon, are incorporated by reference into Part B: Statement of Additional Information.

2. Exhibits:

a.1.	Articles of Amendment and Restatement. [1]

a.2.	Articles of Amendment. [11]

a.3.	Articles of Amendment[16]

a.4.	Articles Supplementary relating to Series D and Series E Mandatory Redeemable Preferred Shares. [16]

b.1.	Amended and Restated Bylaws.[14]

c.	None.

d.1.	Form of Common Share Certificate.[5]

d.2.	Form of Preferred Stock Certificate.[6]

d.3.	Form of Note.[5]

d.4.	Form of Fitch Rating Guidelines.[16]

e.	Terms and Conditions of the Dividend Reinvestment and Cash Purchase Plan.[4]

f.	Not applicable.

g.1.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. [27]

g.2.	Fee Waiver Agreement.[10]

g.3.	First Amendment to Fee Waiver Agreement. [27]

h.1.	Form of Underwriting Agreement relating to Common Stock.[5]

h.2.	Form of Underwriting Agreement relating to Notes.[5]

h.3.	Form of Purchase Agreement for Direct Placement of Common Stock. [6]

h.4.	Form of Placement Agency Agreement for Direct Placement of Common Stock. [6]

h.5.	Purchase Agreement dated January 19, 2011. [7]

h.6.	Controlled Equity Offering Sales Agreement dated April 23, 2012.[10]

h.7.	First Amendment to Controlled Equity Offering Sales Agreement dated November 27, 2013.[14]

h.8.	Second Amendment to Controlled Equity Offering Sales Agreement dated October 1, 2015.[18]

h.9.	Third Amendment to Controlled Equity Offering Sales Agreement dated October 16, 2015.[19]

h.10.	Fourth Amendment to Controlled Equity Offering Sales Agreement dated May 19, 2016.[22]

h.11	Fifth Amendment to Controlled Equity Offering Sales Agreement dated December 12, 2017[26]

h.12.	Sixth Amendment to Controlled Equity Offering Sales Agreement dated April 27, 2018. *

i.	None.

j.1.	Custody Agreement. [9]

j.2.	First Amendment to Custody Agreement. [9]

j.3	Second Amendment to Custody Agreement. [25]

k.1.	Stock Transfer Agency Agreement. [2]

k.2.	Fee and Service Schedule to Stock Transfer Agency Agreement.[16]

k.3.	First Addendum to Stock Transfer Agency Agreement.[16]

k.4.	Fund Administration Servicing Agreement.[2]

k.5.	First Amendment to Fund Administration Servicing Agreement.[7]

k.6.	Second Amendment to Fund Administration Servicing Agreement.[9]

k.7.	Fund Accounting Servicing Agreement.[7]

k.8.	First Amendment to Fund Accounting Servicing Agreement.[9]

k.9.	DTC Representation Letter relating to Preferred Stock and Notes. [3]

k.10.	Amended and Restated Credit Agreement with U.S. Bank. [16]

k.11.	First Amendment to U.S. Bank Credit Agreement.[16]

k.12.	Second Amendment to U.S. Bank Credit Agreement.[17]

k.13.	Third Amendment to U.S. Bank Credit Agreement. [25]

k.14	Credit Agreement with Scotia Bank.[16]

k.15.	First Amendment to Scotia Bank Credit Agreement.[16]

k.16	Second Amendment to Scotia Bank Credit Agreement.[23]

k.17.	First Supplement to Master Note Purchase Agreement dated December 17, 2009.[12]

k.18.	Note Purchase Agreement dated May 12, 2011.[12]

k.19.	Note Purchase Agreement dated December 19, 2012.[12]

k.20.	Note Purchase Agreement dated September 27, 2013.[13]

k.21.	Note Purchase Agreement dated November 23, 2013.[15]

k.22.	Assumption Agreement dated June 23, 2014.[16]

k.23.	Note Purchase and Private Shelf Agreement dated December 18, 2014.[16]

k.24.	Note Purchase Agreement dated April 2, 2015.[16]

k.25.	Confirmation of Acceptance dated April 9, 2015.[16]

l.1.	Opinion of Venable LLP with respect to issuances of common stock, preferred stock and debt securities. [21]

l.2.	Opinion of Venable LLP with respect to issuance of common stock pursuant to Controlled Equity Offering Sales Agreement*

m.	Not applicable.

n.	Consent of Ernst & Young LLP.[28]

o.	Not applicable.

p.	Subscription Agreement. [2]

q.	None.

r.1.	Code of Ethics for the Registrant. [20]

r.2.	Code of Ethics for the Adviser. [24]

s.1.	Powers of Attorney. [20]

s.2.	Form of Prospectus Supplement for Common Stock Offerings. [20]

s.3.	Form of Prospectus Supplement for Debt Offerings. [20]

s.4.	Form of Prospectus Supplement for Preferred Stock Offerings. [20]
__________________________
(*)	Filed herewith.
(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462).
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 28, 2004 (File Nos. 333-114545 and 811-21462).
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 1, 2005 (File Nos. 333-122350 and 811-21462).
(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on March 6, 2007 (File Nos. 333-140457 and 811-21462).
(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on September 14, 2007 (File Nos. 333-146095 and 811-21462).
(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 25, 2008 (File Nos. 333-146095 and 811-21462).
(7)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on February 12, 2008 (File Nos. 333-146095 and 811-21462).

(8)	Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 20, 2011 (File Nos. 333-165006 and 811-21462).
(9)	Incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on March 1, 2011 (File Nos. 333-165006 and 811-21462).
(10)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2, filed on April 23, 2012 (File Nos. 333-165006 and 811-21462).
(11)	Incorporated by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2, filed on December 4, 2012 (File Nos. 333-165006 and 811-21462).
(12)	Incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-2, filed on February 8, 2013 (File Nos. 333-165006 and 811-21462).
(13)	Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-2, filed on October 30, 2013 (File Nos. 333-165006 and 811-21462).
(14)	Incorporated by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-2, filed on November 27, 2013 (File Nos. 333-165006 and 811-21462).
(15)	Incorporated by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-2, filed on January 22, 2014 (File Nos. 333-146095 and 811-21462).
(16)	Incorporated by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2015 (File Nos. 333-146095 and 811-21462).
(17)	Incorporated by reference to Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-2, filed on August 3, 2015 (File Nos. 333-146095 and 811-21462).
(18)	Incorporated by reference to Post-Effective Amendment No. 21 to Registrant’s Registration Statement on Form N-2, filed on October 1, 2015 (File Nos. 333-146095 and 811-21462).
(19)	Incorporated by reference to Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-2, filed on December 18, 2015 (File Nos. 333-146095 and 811-21462).
(20)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on March 4, 2016 (File Nos. 333-209946 and 811-21462).
(21)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2016 (File Nos. 333-209946 and 811-21462).
(22)	Incorporated by reference to the Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on May 19, 2016 (File Nos. 333-209946 and 811-21462).
(23)	Incorporated by reference to the Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on November 10, 2016 (File Nos. 333-209946 and 811-21462).
(24)	Incorporated by reference to the Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, filed on March 7, 2017 (File Nos. 333-209946 and 811-21462).
(25)	Incorporated by reference to the Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2, filed on August 22, 2017 (File Nos. 333-209946 and 811-21462).
(26)	Incorporated by reference to the Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2, filed on December 12, 2017 (File Nos. 333-209946 and 811-21462).
(27)	Incorporated by reference to the Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-2, filed on March 2, 2018 (File Nos. 333-209946 and 811-21462).
(28)	Incorporated by reference to the Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2, filed on April 18, 2018 (File Nos. 333-209946 and 811-21462).

Item 26:	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference, and information concerning the underwriter will be contained in the accompanying prospectus supplement.

Item 27:	Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with all potential offerings described in this Registration Statement:

Securities and Exchange Commission Fees	$37,763
Directors’ Fees and Expenses	6,500
Printing (other than certificates)	108,000
Accounting fees and expenses	139,000
Legal fees and expenses	115,000
NYSE listing fees	80,000
Rating Agency Fees	35,000
FINRA fees	10,000
Miscellaneous	25,000
Total	$556,263	*

*  These expenses will be borne by the Company unless otherwise specified in a prospectus supplement.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

As of October 31, 2017, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders

Common Shares ($0.001 par value)	91
Preferred Stock (Liquidation Preference $10.00 per share)	14
Debt ($412,500,000 aggregate principal amount)	37

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the “1940 Act”), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served as a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

The information in the Statement of Additional Information under the caption “Management of the Company—Directors and Officers” is hereby incorporated by reference.

Item 32.	Location of Accounts and Records

All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 11550 Ash Street, Suite 300, Leawood, Kansas 66211, at the offices of the custodian, U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, at the offices of the transfer agent, Computershare Trust Company N.A., P. O. Box 30170, College Station, Texas 77842-3170, and at the offices of the administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. The Registrant undertakes to suspend the offering of common stock until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

4. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by the Registrant pursuant to the issuance of rights to subscribe for shares below net asset value;

(g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%);

(h) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5. (a) That for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Leawood and State of Kansas, on the __ day of  April, 2018.

Tortoise Energy Infrastructure Corporation

By:	/s/ P. Bradley Adams
P. Bradley Adams, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ P. Bradley Adams	Chief Executive Officer and Principal Financial Officer	April 27, 2018
P. Bradley Adams	(Principal Executive Officer and Principal Financial Officer)

/s/ Rand C. Berney*	Director	April 27, 2018
Rand C. Berney

/s/ H. Kevin Birzer*	Director	April 27, 2018
H. Kevin Birzer

/s/ Conrad S. Ciccotello*	Director	April 27, 2018
Conrad S. Ciccotello

/s/ Charles E. Heath*	Director	April 27, 2018
Charles E. Heath

/s/ Alexandra Herger*	Director	April 27, 2018
Alexandra Herger

/s/ Terry C. Matlack*	Director	April 27, 2018
Terry C. Matlack

* By P. Bradley Adams, via power of attorney filed on March 4, 2016.

EXHIBIT INDEX

l.2.	Opinion of Venable LLP with respect to issuance of common stock pursuant to Controlled Equity Offering Sales Agreement

h.12	Sixth Amendment to Controlled Equity Offering Sales Agreement dated April 27, 2018